Exhibit 99.3

NICE Inform Wins 2012 Hot Products Award from APCO Public Safety
Communications Magazine

Ra’anana, Israel, November 14, 2012, NICE Systems (NASDAQ: NICE) today announced that NICE Inform has been recognized as one of the most exciting products presented at the annual APCO International conference with an APCO Hot Products award. Recipients were selected by the APCO Public Safety Communications (PSC) Magazine, the official magazine of the global Association of Public Safety Communications Officials.

As the first-to-market multimedia incident investigation and debriefing solution, NICE Inform ensures that Public Safety Answering Points (PSAPs) will be ready to address the challenges of capturing Next Generation 9-1-1 emergency communication in the form of voice, text, telematics, and video. The latest version of NICE Inform enables PSAPs to create complete incident reconstruction by importing video from smartphones, in-car video systems, and third party video surveillance systems, and by integrating other information like voice recordings, screen recordings, and related multimedia.

“The Hot Products review team is made up of public safety communications professionals, who are looking for substantial improvements over previous product releases – innovative capabilities that make their jobs easier while addressing newly identified needs,” said Keri Losavio, Editor of APCO PSC Magazine. “They’re a tough group of reviewers to impress.”

This is the second time NICE Inform took home an award, having previously received the APCO Hot Products award in 2009.

“We’re very honored that NICE Inform has once again been recognized with an APCO Hot Products award,” said Yaron Tchwella, Security President and EVP Business Operations at NICE. “As PSAPs progress towards Next Generation 9-1-1, additional communication methods and data information, such as smartphone video, will be supported to improve the quality and foundation of PSAP operations. Captured smartphone video and video from private and city surveillance systems can be vitally important to investigations. NICE Inform allows these elements to be captured and synchronized in a comprehensive manner.”

NICE Inform is featured among other APCO Hot Products in PSC Magazine’s November issue. Currently, NICE Inform is deployed at over 1,600 sites globally, including some of the world’s largest emergency communications centers.

The NICE Security Offering addresses the needs of governments and enterprises with intent-based solutions for fighting crime and terror, by anticipating, managing and mitigating safety, security and operational risks. The offering enables capturing, analysis and correlation of data from multiple sensors and systems, including audio, video, radio, geo-location and web, providing a framework for fusing data silos into a single, holistic operational view. NICE Security solutions empower organizations to act effectively in real time to prevent, manage and investigate incidents, ensuring fast resolution and debriefing, and continuous security improvements. NICE Security solutions are deployed worldwide in transportation systems, critical infrastructures, city centers and enterprise campuses.

About NICE Systems
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Tchwella, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.